STEN Corporation

13828 Lincoln Street NE

Ham Lake, MN  55304

March 30, 2005

Daniel L. Gordon

Branch Chief

United Stated Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Re:                               Sten Corporation

Form 10-KSB for the year ended September 30, 2004

Form 10-QSB for the period ended December 31, 2004

File No. 000-18785

Dear Mr. Gordon:

As requested, we are responding to your letter dated March 16, 2005.  For convenience and clarity, we have set forth the text of your comments below.  We are responding to the comments in the order presented.

Form 10-KSB for the Fiscal Year Ended September 30, 2004

Item 8A-Controls and Procedures-Page 15

(b) Changes in Internal Control Over Financial Reporting

1.                                       We note your statement that “the Company with the purchase of SOS by its subsidiary LifeSafe, and with the purchase of Burger Time Corporation through its BTAC subsidiary, reviewed their existing internal controls and procedures and determined that that they were adequate and incorporated these internal controls and procedures the Company’s financial reporting structure.” Please note that we have not objected to this disclosure since you were not required to include management’s assessment of the effectiveness of your internal control over financial reporting in this Form 10-KSB. Please also note, however, that you will be required to include a statement as to the effectiveness, rather than the adequacy, of your internal control over financial reporting in all future filings in which you are required to include the internal control over financial reporting disclosures called for under Item 308(a) of Regulation S-B.  Please prepare your future filings accordingly.

The Company will prepare its future filings to include a statement as to the effectiveness of the Company’s internal controls over financial reporting, as such statements are required by Item 308(a) of Regulation S-B.

Notes to Consolidated Financial Statements

Note 1.  Nature of Business and Summary of Significant Accounting Policies-Page F-6

Intangible Assets

2.                                       We see you have capitalized assigned sales contracts, net of $55,000 and other intangible assets of $109,512 as of September 30, 2004. Tell us supplementally and revise future filings to address the following:

a.                                       Describe to us the nature of “other” intangible assets and tell us if these intangible assets are subject to amortization.

The “other” intangible assets of $109,512 as of September 30, 2004 consists primarily of developmental artwork, designs and costs associated with setting up the Company’s website for revenue generating activities and electronic storefronts.  These costs have been capitalized based on the future benefit expected and the lives of these assets do have a determinable life.  Amortization had not begun on these assets because the projects were not yet completed.  Subsequent to September 30, 2004, the Company sold $91,892 of these intangibles to Aspen Medical Group as part of the sale of its Medical Products Group.  The remaining value of the other intangibles of $17,620 will be subject to amortization in fiscal 2005 with an estimated useful life of 5 years.

b.                                      Explain to us why it is appropriate to capitalize assigned sales contracts and provide to us the useful life that you amortizing these contracts over.

The Company purchased assets of Lifekit.com in July 2004.  As part of the purchase price allocation, $60,000 of the fair value of the intangible assets purchased was allocated to the value of existing sales contracts.  The sales contracts are with two major customers with LifeKit.com for a commitment to provide products over a 28 month period.  The Company has estimated the useful life of the sales contracts to be 24 months, which is the estimated period the sales contracts will contribute to the cash flows of the Company.

Revenue Recognition and Shipping and Handling Costs

3.                                       Tell us supplementally and revise future filings to address the following related to your revenue recognition policies:

a.                                       Describe how your revenue recognition policy meets all of the criteria of SAB Topic 13A.

Future filings will include our revenue recognition policy as follows:

“The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104 (SAB 104), “Revenue Recognition”.  SAB 104 requires revenue to be recognized when all of the following are met: a) persuasive evidence of an arrangement exists; b) delivery has occurred or services have been rendered; c) the seller’s price to the buyer is fixed or determinable; and d) collectibility is reasonable assured.

The Company records sales revenue for the Contract Manufacturing and LifeSafe business segments at the time all merchandise is shipped, contractual obligations have been substantially met and title and risk of loss have passed to the customer.  For the LifeSafe business segment, the sales revenue is recognized over the period covered by the subscription payment made pursuant to the customer service agreement which in most cases is for a term of one year, however, some customers make payments covering shorter periods and the revenue is recognized over the subscription period covered by the payment..  Revenues from the BTAC segment is recognized at the time the food is served.

The Company records amounts being charged to customers for shipping and handling as sales in accordance with Emerging Issues Task Force (EITF) Issue 00-10, Accounting for Shipping and Handling Fees and Costs.”  Shipping and handling costs incurred by the Company related to the Medical Products Group are included in cost of goods sold.”

b                                         Describe any significant terms with your customers including distributors such as installation obligations, acceptance criteria, unusual pricing or payment terms and return policies. Your response and disclosure should clarify why it is appropriate to recognize revenue upon shipment. To the extent necessary for an understanding of your accounting for these items, please cite the accounting literature you relied upon.

The Company’s terms of payment are net 30 days for all business segments except for the Burger Time business segment where payment is due upon delivery of the food.  The Company does not have any installation obligations, acceptance criteria, unusual pricing or payment terms and return policies with its distributors.  Returns from distributors are minimal.  The Company is recognizing revenue from its distributors in accordance with SAB 104.

c.                                       Since you perform contract manufacturing, discuss how you present revenue on a gross or net basis and why this presentation is appropriate.  Refer to EITF 99-19.

In accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the Company is reporting its sales properly as gross.  As noted in EITF 99-19, the Company is the primary party responsible for fulfillment of the product and acceptability by the customer; owns, has physical possession, and risk of loss related to the inventory; risk of obsolescence on inventory owned; and bears the risk if the customer does not pay.  The Company’s sales with the contract manufacturing segment meets the definition of EITF 99-19 and is properly recognizing the sales on the gross amount billed to the customer.

Segment Reporting

4.                                       Revise future filings to include the qualitative information required by paragraph 26 of SFAS 131. For instance, you should describe the factors used to identify the your reportable segments, including how management has chosen to organize the enterprise around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated.

Future filings will be revised to include the following disclosure as part of the Segment Reporting disclosure:

“The Company reports its results in three business segments: Corporate and Contract Manufacturing, LifeSafe and BTAC.  The Corporate and Contract Manufacturing segment includes the company’s manufacturing of sterilization containers and filters.  LifeSafe business segment includes selling and servicing of emergency oxygen tanks and other related emergency equipment.  BTAC business segment is a chain of fast food restaurants.  The Company has identified these business segments based on the fact that each segment is involved in a different type of industry, sells different types of products or services and each segment has distinct customers.

The following table sets forth certain financial information for each of our business segments described above:”

Note 9.  Stockholder’s Equity-Page F-17

5.                                       We see that you have issued five-year options to purchase 60,000 shares at $6.00 to a non-employee consultant. Tell us supplementally and revise future filings to address the following:

a.                                       Clarify if you recognized the compensation expense over the vesting period or the contract period.  For instance, do the options vest over the same term that the services are provided within the consulting agreement? Disclose in future filings the assumptions utilized in the Black Scholes model for these options.

Future filings will be revised to include the following disclosure:

“These options were valued at $2.71 using the Black Scholes pricing method with the following assumptions: risk free interest rate of 5%, expected volatility of 70%, expected dividend yield of 0% and expected life of options of 3 years.  The value of the options were initially being expensed over the vesting term of three years which equals the contract period in conjunction with the sale of the Medical Products Group to Aspen the Consulting Agreement was cancelled.”

b.                                      In this regard, we also note in your subsequent Form l0-Q that you disclose the employee consulting agreement was canceled. Tell us supplementally how you accounted for the cancellation of the consulting agreement and the previous expense recognized.

The Company non-employee consulting agreement was cancelled in connection with the sale of certain assets to Aspen Surgical.  No additional options will vest in connection with the termination of the consulting agreement.  The Company did not adjust the expense that was previously recognized.  For the value of the options that was not vested, the Company recorded an adjustment to additional paid-in capital with an offset to the deferred compensation equity account.

c.                                       Please revise the notes to the financial statements in future filings to clearly indicate your accounting policy for equity instrument issuances to non-employees. We assume you apply FAS 123 and EITF 96-18.

Future filings will be revised to include the following disclosure:

“Pursuant to EITF 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” and FAS 123, the Company will value and record an expense related to the options on the date a performance commitment is met or the date the performance is complete.  The Company currently does not have outstanding any options issued to non-employees that are to be earned or vested based on specific milestones being achieved.”

6.                                       We see your disclosure that you issued warrants to purchase the Company’s common stock at $4.00 per share, which were set to expire on September 29, 2003 and were extended to September 30, 2005. Tell us supplementally and revise future filings to provide how you valued, recorded and accounted for the impact of the modification, if any.

There was no accounting impact for the extension of the warrants term to September 30, 2005.  These warrants were issued to public shareholders in connection with their participation in a shareholder rights offering.  In that offering, shareholders who purchased a “unit” obtained a share of stock and a warrant to purchase one-half share of stock at the equivalent of $4.00 per share.  The Board approved the extension of the warrant term so as to encourage exercise of the warrant.  Since the warrants extended related to a previous equity transaction, and the price was not adjusted, the Company determined that no accounting adjustments were necessary.

Form 10Q-SB for the quarter ended December 31, 2004

Assets of Discontinued Business Held of Sale

7.                                       We see that you classified your building related to your medical products supply of $722,856 as held for sale as of December 31, 2004. Tell us supplementally how you meet the requirements of paragraph 30 of SFAS 144 to present this an asset held for sale.

The Company meets all of the criteria set forth in paragraph 30 of SFAS 144.  After the sale of certain assets to Aspen Surgical, management, having the authority, is holding the building for immediate sale in its present condition subject only to terms that are usual and customary for the sale of the building.  The Company is active in its pursuit to sell the building.  A “For Sale” sign is in front of the building and the set price is reasonable based on the surrounding property and its current fair value.  The plan is to sell the building as soon as possible and the Company does not foresee removing the property from the market or changing its plan.  The Company anticipates the building being sold within one year.

Note 13.  Discontinued Operations-Page F-14.

8.                                       Tell us supplementally and revise future filings to address the following related your discontinued operations:

a.                                       Describe to us how you meet the conditions within paragraph 42 of SFAS 144 to report this sale as discontinued operations.

The Company meets the criteria set forth within paragraph 42 of SFAS 144 since the operations and cash flow of the Medical Products have been eliminated and the Company does not have any continuing involvement in the operations after the sale.  All of the inventory and operations have been moved as of December 31, 2004 to the Aspen Medical Group location and the Company is not involved in the operations going forward.  The Company will not be receiving any ongoing royalties or other incentives from the sale going forward.  The Company reviewed EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations” and believes the result of operations of the Medical Products qualifies as discontinued operations.

b.                                      Clarify how your shutdown expenses of $342,259 reconciles to the severance costs of $100,000 and transaction, legal and transition costs of $322,791 presented within your tabular presentation of the calculation of your income (loss) recognized from your discontinued operations for the period ended December 31, 2004.

As part of the sale agreement with Aspen Medical Group, the $342,259 represents a benefit the Company received when Aspen Surgical paid for inventory and other identifiable expenses related to the Medical Products Group that were already in the Company’s Accounts Payables.  The $342,259 is not related to the Company’s shut down expenses.  A reconciliation of the $322,791 is presented in section d of this note.

c.                                       We also note that you have presented $848,317 of liabilities from your discontinued operations within your consolidated balance sheet as of December 31, 2004.  Clarify how these liabilities of $848,317 reconciles to the severance costs of $100,000 and transaction, legal, and transition costs of $322,791 presented within your calculation of your income (loss) recognized from your discontinued operations for the period ended December 31, 2004.

The $848,317 listed as Liabilities of Discontinued Business on the balance sheet represent accrued severance costs of $100,000, accrued other (shut down expenses) of $100,000, provision for income taxes from discontinued operations of $587,774 and current accounts payable identified as part of the discontinued operations of $60,543.

d.                                      Additionally, we note that you incurred severance and other exit costs related to this disposition.  Provide to us supplementally and revise future filings to include the disclosures under paragraph 20 of SFAS 146.

Future filings will be revised to include the following disclosure:

“The Company recorded expenses for the severance and other exit costs incurred as part of the sale of the Medical Group Products of $422,791 during the three months ended December 31, 2004 as follows:

Accrued Severance:
Beginning balance	$0
Expenses	100,000
Payments	0
Ending Balance	$100,000

Other exit costs:
Beginning balance	$0
Estimated Shut Down expenses	50,000
Accrued Legal, Audit	50,000
Other expenses	222,791
Payments	0
Ending balance	$322,791

*  *  *  *

In response to your request, by this letter the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark Buckrey at (763) 259-6838 or by facsimile at (763) 767-7282 if you have any questions or need additional information.

STEN CORPORATION

/s/ Mark Buckrey

Mark Buckrey
Chief Financial Officer